UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of August 2016

Commission File Number 001-33042

Rosetta Genomics Ltd.
(Translation of registrant’s name into English)

10 Plaut Street, Science Park
Rehovot 76706, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Rosetta Genomics Ltd.

Rosetta Genomics Ltd. (“Rosetta” or, the “Company”) announces that the Company received notice of rescission of conditional approval from the New York State Department of Health (NYSDOH) for four of the Company’s allele-specific PCR (CAST PCR)-based assays to test for BRAF, EGFR, KRAS and NRAS mutations in various cancers, which are processed at at its Lake Forest, California facility. The NYSDOH had a number of questions regarding the Company’s standard operating procedure for these assays. The Company is working with the NYSDOH to address these questions. The Company is confident that it will be able to address the concerns raised by the NYSDOH and plans to resubmit for NYSDOH approval as soon as possible. In the interim, the Company will not process samples for these four assays from patients in New York.  Rosetta will continue to process these mutational assays from patients in the other 49 states of the United States.

The NYSDOH rescission only affects the four assays noted above and has no effect on the Company’s ability to process samples from its other assays that have been approved by the NYSDOH or are otherwise permitted to be run on patients in New York.

The information contained in this Report is hereby incorporated by reference into the Company’s Registration Statements on Form F-3, File Nos. 333-163063, 333-171203, 333-172655, 333-177670, 333-185338, 333-207697 and 333-210366.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ROSETTA GENOMICS LTD.

Date: August 22, 2016	By:	/s/ Ron Kalfus

Ron Kalfus Chief Financial Officer